# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Finance of America Companies Inc., CIK 0001828937
CUSIP: 31738L107
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 5830 Granite Parkway, Suite 400, Plano, Texas (TX), 75024
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000945621-25-000841
Filed by CIK 0000898382

## Reporting persons
- Cooperman Leon G.: type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,286,068; shared voting power 0; sole dispositive power 1,286,068; shared dispositive power 0; aggregate amount beneficially owned 1,286,068 (15% of the class)
  Comment: (1) Does not include Shares (as defined below) issuable upon the conversion of convertible notes (the "Convertible Notes") held by Capital LP (as defined below) which may not be converted into Shares to the extent that the Reporting Person would beneficially own more than 9.99% of the Issuer's outstanding Shares after giving effect to such conversion (such restriction, the "Blocker"). Subject to the terms of the Blocker, the Convertible Notes are convertible into 789,473 Shares at a price of $19.00 per Share.
  
  (2) Based upon 8,551,931 Shares outstanding as of March 18, 2026 as reported in the Issuer's Definitive Proxy Statement filed on April 7, 2026 and without giving effect to issuance of the Shares issuable upon the conversion of the Convertible Notes held by Capital LP.

## Item 1. Issuer
Name of issuer: Finance of America Companies Inc.
Address of issuer's principal executive offices: 5830 Granite Parkway, Suite 400, Plano, Texas, 75024

## Item 2. Person Filing
Name of person filing:
This statement is filed on behalf of Leon G. Cooperman ("Mr. Cooperman"). Mr. Cooperman is engaged in, among other activities, investing for his own account.

Mr. Cooperman is married to an individual named Toby Cooperman. Mr. Cooperman has an adult son named Michael S. Cooperman and a minor grandchild named Asher Silvin Cooperman.

Mr. Cooperman has investment authority over the Shares (as defined below) held by the individual retirement accounts of Toby Cooperman (the "Toby Cooperman IRA") and Michael Cooperman (the "Michael Cooperman IRA") as well as the Shares held by an individual retirement account for the benefit of Mr. Cooperman himself (the "Leon Cooperman IRA"). Mr. Cooperman also has investment authority over the Shares held by the UTMA account (the "UTMA Account") for Asher Silvin Cooperman.

Mr. Cooperman is the Managing Member of Omega Associates, L.L.C. ("Associates"), a limited liability company organized under the laws of the State of Delaware. Associates is a private investment firm formed to invest in and act as general partner of investment partnerships or similar investment vehicles. Associates is the general partner of a limited partnership organized under the laws of Delaware known as Omega Capital Partners, L.P. ("Capital LP"), a private investment firm comprised of Cooperman family funds engaged in the purchase and sale of securities for investment for its own account.
Address of principal business office or, if none, residence: Mr. Cooperman's principal business office address is St. Andrews Country Club, 7118 Melrose Castle Lane, Boca Raton, FL 33496.
Citizenship: Mr. Cooperman is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by this item with respect to the Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G. As of the date of this Schedule 13G, Mr. Cooperman may be deemed the beneficial owner of 1,286,068 Shares, which is comprised of: (i) 1,267,718 Shares held by Capital LP, (ii) 12,350 Shares held by the UTMA Account, (iii) 30 Shares held by the Toby Cooperman IRA, (iv) 45 shares held by the Michael Cooperman IRA, (v) 350 Shares held by the Leon Cooperman IRA and (vi) 5,575 Shares held directly by Mr. Cooperman, which collectively constitute approximately 15.0% of the total number of Shares outstanding, calculated based on 8,551,931 Shares outstanding as of August 6, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on March 18, 2026. This amount does not include the Shares underlying the conversion of the Convertible Notes held by Capital LP which, if not for the Blocker, would be convertible into 789,473 Shares at a conversion price of $19.00 per Share. As of May 11, 2026, the Convertible Notes held by Capital LP may not be converted into Shares due to the Blocker restrictions as Mr. Cooperman currently beneficially owns more than 9.99% of the Issuer's Shares outstanding.
Percent of class: 15.0%
Sole power to vote or to direct the vote: 1,286,068
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,286,068
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Cooperman Leon G.: /s/ Edward Levy, Edward Levy, Attorney-in-Fact (05/13/2026)
Comment: Duly authorized under POA effective as of August 10, 2016 and filed on August 12, 2016.